Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Three Months Ended March 31, 2008	Years Ended December 31,
		2007	2006	2005	2004	2003
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$256	$664	$557	$(760)	$(1,706)	$(1,832)
Add: estimated fixed charges	292	1,209	1,287	1,648	1,678	1,936
Add: estimated amortization of capitalized interest	3	12	12	14	13	14
Less: interest capitalized	(5)	(16)	(14)	(13)	(12)	(19)

Total earnings available for fixed charges	$546	$1,869	$1,842	$889	$(27)	$99

Estimate of interest factor on rentals	$26	$98	$104	$152	$135	$160
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	261	1,095	1,169	1,483	1,531	1,757
Interest capitalized	5	16	14	13	12	19

Total fixed charges	$292	$1,209	$1,287	$1,648	$1,678	$1,936

Ratio of earnings to fixed charges	1.9	1.5	1.4	nm	nm	nm
Additional pre-tax income needed for earnings to cover total fixed charges	$—	$—	$—	$759	$1,705	$1,837

nm—Negative ratios or ratios less than 1.0 are considered not meaningful.

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.